Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

March 11, 2021

Via EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. Shapiro, Ms. Brillant, Ms. Beech and Ms. Peyser, Office of Trade & Services

Re:	Digital Brands Group, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted February 17, 2021
CIK No. 0001668010

Dear Mr. Shapiro, Ms. Brillant, Ms. Beech and Ms. Peyser:

We are submitting this letter on behalf of our client, Digital Brands Group, Inc. (the “Company”), in response to certain comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 2, 2021 (the “Staff’s Letter”) relating to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1 as submitted with the Commission on February 17, 2021. In the interest of time and in order to facilitate your review, we have responded, on behalf of the Company, solely to Comment 11 set forth in the Staff’s Letter. The Company will provide a supplemental response to the remaining comments in the Staff’s Letter. Comment 11 is set forth below in bold font and our response follows the Comment. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 1.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted February 17, 2021

General

11.	We reference certain blog posts on the company's WeFunder site, which have subsequently been removed, that discussed your proposed IPO and projected revenues, earnings, market capitalization, and post “public listing” acquisitions. Please provide us with your legal analysis as to how these blog posts comport with the requirements of Section 5 of the Securities Act and the related offering communication rules under the Securities Act.

Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

Response:

A.	Background

From the period beginning in December 2017 and ending in December 2020, the Company issued and sold shares of its preferred stock and convertible notes to investors in reliance on exemptions from registration pursuant to Regulation CF and Regulation A of the Securities Act. Most recently, the Company initiated a Regulation CF financing on November 10, 2020 which financing closed on December 22, 2020 (the “Regulation CF Financing”). From November 10, 2020 through January 6, 2021, the Company posted certain blog posts on the Company’s fundraising website, WeFunder, for its Regulation CF Financing, that discussed, among other things, the Company’s business and strategy, proposed initial public offering and projected revenues, earnings, market capitalization, and post “public listing” acquisitions (the “Posts”). The Commission raised awareness of the Posts to the Company’s outside legal counsel by telephone and the Company promptly removed the Posts on January 27, 2021. The Company submitted a confidential draft registration statement related to its proposed initial public offering (the “Proposed IPO”) on December 31, 2020 and Amendment No. 1 to such draft registration statement on February 17, 2021. The following sets forth the Company’s analysis of the applicable rules and regulations of the Commission and concludes that the Posts did not violate Section 5 of the Securities Act of 1933 (the “Securities Act”).

B.	The Posts do not violate Section 5 because such Posts do not constitute an “offer” as that term is defined under the Securities Act or interpreted by the Commission with respect to the Company’s Proposed IPO.

1. The Posts do not constitute an “offer” as such term is defined under the Securities Act or interpreted by the Commission with respect to the Company’s Proposed IPO.

Section 5(c) of the Securities Act provides that it is unlawful for any person, directly or indirectly, to offer to sell or offer to buy through the use or medium of any prospectus relating to any security unless a registration statement has been filed. Section 2(a)(3) of the Securities Act defines the term “offer” as “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.” 1 The Commission has interpreted the definition of “offer” to include any activity that may have the effect of soliciting or creating a buying interest in a security. 2

Please note that none of the Posts were provided for purposes of offering securities in the Company’s Proposed IPO or intended to encourage the sale of securities in the Proposed IPO. Except as discussed below, the Posts do not make reference to the terms of the Proposed IPO, the manner or timing by which the Company expects to dispose of securities in the Proposed IPO, the names of the underwriters in the Proposed IPO, how to participate in the Proposed IPO or the potential returns or benefits to investors in the Proposed IPO, and the Posts included no other language that would normally be considered as constituting an “offer” with respect to the Proposed IPO. Also note that the Posts were accessible only on the Company’s WeFunder website with respect to the Regulation CF Financing and were targeted solely to the investors of such financing.

The Company respectfully notes that the Posts also achieve the overarching purpose of the Securities Act and the Exchange Act - full and fair disclosure. The securities laws have as their goal the encouragement of the release of information. All of the Posts, including the Company’s statements regarding the filing status of the Company’s draft registration statement and the Company’s proposed market capitalization, share price and raise amount in the Proposed IPO, were intended to provide material information solely to the Regulation CF Financing investors deciding whether to invest in the Company’s Regulation CF Financing. Note that the Regulation CF debt securities will, upon a Qualified Financing (i.e. the Company’s initial public offering), automatically convert into the equity securities offered in the Qualified Financing. As such, the Company believed that the Proposed IPO was a material term to the Regulation CF Financing and felt that to not disclose such information would have amounted to a material omission of fact in respect of the Company’s Regulation CF Financing investors. As the Posts were made as disclosure of material information to the Company’s Regulation CF investors, the Company believes the Posts achieve the Commission’s goals and policies directed towards full and fair disclosure.

1 Publication of Information Prior to or After the Effective Date of a Registration Statement, Securities Act Release No. 33-3844, 22 Fed. Reg. 8359 (Oct. 8, 1957).

2 Id. at 8359.

Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

2. The Posts did not precondition the market with respect to the Company’s Proposed IPO.

The Company also recognizes that the policy underlying the communication restrictions under Section 5 of the Securities Act is based on the concern that certain communications may condition the market or arouse public interest in a particular security without providing investors with adequate disclosure. This policy is reflected by the fact that the Commission has expanded what constitutes an “offer” beyond the definition in Section 2(a)(3) of the Securities Act to include activities that condition the market for the securities to be sold in the offering. 3 Such activities include publicity that may increase public interest in an offering of the issuer's securities even though it may not specifically refer to a proposed offering. Notwithstanding such expanded interpretation, the Company respectfully submits that the Posts did not precondition the market with respect to the Proposed IPO.

First, as noted above, the Posts were intended to provide information to a limited group of investors in the Regulation CF Financing as part of the Company’s marketing and informational function. The Regulation CF Financing investors are debt investors who received convertible notes with terms that significantly differ from the common stock that will be offered in the Proposed IPO. Therefore, the Regulation CF Financing investors are by definition a much smaller group of investors in comparison to the large retail and institutional investors of the general public that will be targeted by the underwriters in the Proposed IPO. That such Posts were intended for the targeted and smaller group of Regulation CF Financing investors is supported by the fact that the Posts were posted only on the Company’s WeFunder website and not issued through a widely disseminated medium such as a general press release, newspaper article or internet blog. Please note that although the WeFunder website is accessible to the general public, visitors to WeFunder enter with the express intention of either checking the status of a crowdfunding investment or to search for potential crowdfunding opportunities. To reach the Company’s crowdfunding page within the WeFunder site, a user would need to actively search for the Company’s name or explore within numerous industries, choose the Company, and then view the investment. Thereafter, the investor would have to navigate through the Company’s information on the WeFunder site and then choose to review posts regarding the deal. This procedural mechanic ensures by operation that the information is only viewed by targeted parties for investment in the subject debt raise. As a result, the Posts were aimed at, and reached, a significantly smaller and targeted audience.

Second, a substantial amount of time has passed since the Company removed the Posts from the WeFunder site on January 27, 2021 and an even longer time since the Company last posted to the site (January 6, 2021). The Company respectfully references SEC Release No. 33-8591, which states that communications made more than 30 days before the filing of a registration statement by or on behalf of any issuer is permitted, so long as it does not reference the offering that is subject of the registration statement.4 The Company has currently confidentially submitted a draft registration statement with the Commission in respect of the Proposed IPO. The Company hopes to publicly file its registration statement on Form S-1 at the end of March 2021, and intends to file such registration statement no earlier than March 27, 2021. The Company respectfully believes that a sufficient cooling off period will have occurred between when the Posts were deleted/when the last post by the Company was made to the site and when the Company’s Proposed IPO will occur, eliminating any risk that the Posts conditioned the market with respect to the Proposed IPO. Finally, as further discussed below, material information provided in the Posts will be publicly available once the Company’s registration statement on Form S-1 is publicly filed.

3 Publication of Information Prior to or After the Effective Date of a Registration Statement, Securities Act Release No. 33-3844, 22 Fed. Reg. 8359 (Oct. 8, 1957).

4 Securities Offering Reform, Securities Act Release No.33-8591, 70 FR 44722 (July 19, 2005).

Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

The Company also respectfully notes that its disclosure with respect to the Proposed IPO in the Posts was not done with any intention of violating applicable securities laws. The Company believed it was acting in accord with rules regarding crowdfunding activities and did not in any way make such disclosures with knowledge that such posts could be viewed as violative of federal securities laws. Once apprised of the situation, the Company immediately took all actions to rectify the disclosures, including deleting the Posts. In addition, the Company has reviewed its website, social media channels and the WeFunder site to confirm that all information related to the Proposed IPO has been deleted. It is worthwhile to note that had the Company indeed intended to take actions intended to inform the general public of that information selectively disclosed to WeFunder investors, the Company would have selected a drastically different platform as a means of disclosure, such as a news outlet, publication or the Company’s social media platforms.

For all of the foregoing reasons, the Company respectfully submits that the Posts did not constitute a violation of Section 5 of the Securities Act and did not cause the harm that Section 5 of the Securities Act is intended to protect against, namely that the communication may be interpreted as making an offer for the securities or conditioning the market.

C.	Certain of the Posts do not violate Section 5 because such Posts are communications that fall within the safe harbor of Securities Act Rule 163A.

Rule 163A provides a non-exclusive safe harbor from the gun jumping provisions of the Securities Act for certain communications by non-reporting issuers, such as the Company, made more than 30 days before the filing of a public registration statement. 5 Under this safe harbor, a company’s communications prior to the filing a registration statement may be exempted, even if such communications may have ordinarily been considered an offer.6 For an emerging growth company, such as the Company, that confidentially submits a draft registration statement for non-public review by the Commission, the date of the first public filing of the registration statement determines the eligibility of the Rule 163A safe harbor, not the date of the confidential submission. 7

In order for an issuer to avail itself of this safe harbor, the following criteria must be met8:

(a)	The communication does not refer to a securities offering that is or will be the subject of a registration statement.

5 Rule 163A is a non-exclusive safe harbor. See Securities Offering Reform, Securities Act Release No. 33-8591, (July 19, 2005). “Rule 134 and the other communications safe harbors are non-exclusive; therefore, if a communication falls outside of the safe harbor it still may, depending on the facts and circumstances, not be deemed an “offer.”

6 Id. at 75-77.

7 See “The 50 Most Frequently Asked Questions,” available at http://www.lw.com/thoughtLeadership/jobs-act-faqs, Question 35; cf. SEC Title I FAQs, Question 3 (“The date of the initial confidential draft submission is not the ‘initial filing date’. . . since it is not the filing of a registration statement.”).

8 Securities Offering Reform, Securities Act Release No. 33-8591 (July 19, 2005).

Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

(b)	The issuer takes reasonable steps to prevent further distribution or publication of the communication during the 30-day period before the filing date. As it is difficult to control what may be written in the press after a communication is made, the requirement to take reasonable steps to prevent further distribution or publication is subjective.

(c)	The communication is made by or on behalf of the issuer (such as its agent or representative). Underwriters or dealers are expressly excluded from being considered agents or representatives of the issuer for this period.

We note that several of the Posts fall under Rule 163A safe harbor, as such Posts: (1) did not refer to the Proposed IPO and contained information about the Company, its business and its strategy, (2) the Posts were made several months ago, were deleted on January 27, 2021 and as of the date of this letter, the Company’s registration statement has not been publicly filed, and (3) the Posts were made by the Company.

D.	Additional Disclosure Relating to the Posts

Although the Company believes the information provided in the Posts is substantially similar to or the same as the information provided in the Company’s registration statement with respect to the Proposed IPO, including for example, the Company’s valuation, the Company is prepared to take steps to update its registration statement to ensure all statements therein are consistent with the statements made in the Posts. The following are disclosures that were provided in the Posts that the Company intends to include or supplement in the Company’s next filing/confidential submission of its registration statement, along with corresponding sections in which the Company intends to include such updated disclosure:

(a)	Acquisitions that were not completed. Disclosure regarding any of the proposed acquisitions that the Company did not complete and the costs of such deals will be included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations and Business sections of the registration statement.

(b)	Acquisitions Pipeline. Enhanced disclosure on the Company’s acquisition strategy and criteria will be included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations and The Acquisitions of Bailey and H&J sections of the registration statement.

(c)	Cash Flow Discussion. Enhanced disclosure on the Company’s cash flow will be included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations and Business sections of the registration statement.

(d)	Management’s Discussion and Analysis of Financial Condition and Results of Operations. Enhanced disclosure on the Company’s business model and strategy will be included in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Business sections of the registration statement.

Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (714) 371-2501.

Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

Sincerely,

/s/ Thomas Poletti

Thomas Poletti

cc:   John Hilburn Davis, Chief Executive Officer